Exhibit 95.1
Mine Safety Information
The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The disclosures reflect our U.S. mining operations only as the requirements of the Act and Item 104 of Regulation S-K do not apply to our mines operated outside the United States.
Mine Safety Information. Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which a U.S. mining operator must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned. In addition to civil penalties, the Mine Act also provides for criminal penalties for an operator who willfully violates a health or safety standard or knowingly violates or fails or refuses to comply with an order issued under Section 107(a) or any final decision issued under the Act.
The below table reflects citations and orders issued to us by MSHA during the quarter ended June 30, 2026. The proposed assessments for the quarter ended June 30, 2026 were taken from the MSHA data retrieval system as of August 6, 2026.
Additional information about the Act and MSHA references used in the table follows.
•Section 104(a) Significant and Substantial ("S&S") Citations. Citations received from MSHA under section 104(a) of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.
•Section 104(b) Orders. Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.
•    Section 104(d) S&S Citations and Orders. Citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory, significant and substantial health or safety standards.
•    Section 110(b)(2) Violations. Flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.
•    Section 107(a) Orders. Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.

Exhibit 95.1

229.104 Disclosure Work Sheet Table – Quarter ended June 30 2026
Mine	104(a) S&S Citations	104(b) Orders	104(d) Unwarrantable Failures	110(b)(2) Flagrant Violations	107(a) Imminent Danger	Total $ Proposed Assessments	Total # Fatalities
Granite Creek Mine MSHA ID 26-01597	0	0	0	0	0	453.00	0
Lone Tree Mine MSHA ID 26-02159	0	0	0	0	0	453.00	0
Ruby Hill Mine MSHA ID 26-02307	0	0	0	0	0	0.00	0
Cove Underground Project MSHA ID 26-02051	0	0	0	0	0	0.00	0
Archimedes Underground Mine MSHA ID 26-02912	0	0	0	0	0	151.00	0

Exhibit 95.1
Pattern or Potential Pattern of Violations. During the quarter ended June 30, 2026, none of the mines operated by the Company received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.
Pending Legal Actions. Legal actions pending before the Federal Mine Safety and Health Review Commission (the “Commission”), an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act, may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA or complaints of discrimination by miners under section 105 of the Mine Act. The following is a brief description of the types of legal actions that may be brought before the Commission.
•    Contests of Citations and Orders. A contest proceeding may be filed with the Commission by operators, miners or miners’ representatives to challenge the issuance of a citation or order issued by MSHA.
•    Contests of Proposed Penalties (Petitions for Assessment of Penalties): A contest of a proposed penalty is an administrative proceeding before the Commission challenging a civil penalty that MSHA has proposed for the alleged violation contained in a citation or order. The validity of the citation may also be challenged in this proceeding as well.
•    Complaints for Compensation: A complaint for compensation may be filed with the Commission by miners entitled to compensation when a mine is closed by certain withdrawal orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due miners idled by the orders.
•    Complaints of Discharge, Discrimination or Interference: A discrimination proceeding is a case that involves a miner’s allegation that he or she has suffered a wrong by the operator because he or she engaged in some type of activity protected under the Mine Act, such as making a safety complaint.
•    Applications for Temporary Relief: An application for temporary relief from any modification or termination of any order or from any order issued under section 104 of the Mine Act.
•    Appeals of Judges’ Decisions or Orders to the Commission: A filing with the Commission of a petition for discretionary review of a Judge’s decision or order by a person who has been adversely affected or aggrieved by such decision or order.
During the quarter ended June 30, 2026, none of the mines operated by the Company had any pending legal actions before the Commission, any legal actions instituted, or any legal actions resolved.